Exhibit 21.01

Subsidiaries	Incorporation
Under Armour Europe B.V.	The Netherlands
Under Armour Retail, Inc.	Maryland
UA Global Sourcing Ltd.	Hong Kong
Under Armour International Holdings Ltd	Kowloon
Under Armour Global	Nicosia
UA Connected Fitness, Inc.	Delaware
Under Armour Trading (Shanghai) Co., Ltd	Shanghai
Under Armour Asia Limited	Hong Kong

Subsidiaries not included in the list are omitted because, considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary.